[GRAPHIC OMITTED] AHOLD

                                                                   June 12, 2007

                                                                   Press Release

AHOLD APPOINTS KIMBERLY ROSS DEPUTY CHIEF FINANCIAL OFFICER

Amsterdam, The Netherlands, June 12, 2007 - Ahold today announced the appointment of Kimberly Ross as Deputy Chief Financial Officer. Ross is currently Senior Vice President and Chief of Tax and Treasury. In the new role of Deputy CFO, she will be responsible for Ahold's Tax, Treasury, M&A, and Accounting and Reporting functions.

Ross' new role becomes effective on July 1, 2007. She will report to John Rishton, who on the same date assumes his responsibilities as Acting President and CEO of Ahold, in addition to his role as CFO. Ross has been with Ahold since 2001. Prior to joining the company, she worked for Ernst & Young and Joseph E Seagram & Sons in New York.

Andy Nash, currently Senior Vice President Strategic Analysis & Support, has been appointed Senior Vice President Treasury, also effective July 1, 2007. Nash will report to Ross.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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